Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  March 1, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 872
           Guggenheim ABC High Dividend Strategy Portfolio, Series 9
        Guggenheim BMAC Commodity Producers Strategy Portfolio, Series 9
             Guggenheim Global Telecom Strategy Portfolio, Series 9
                              File No. 333-179238
--------------------------------------------------------------------------------

 Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on February 28, 2012 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 872, filed with the Securities and Exchange Commission (the "Commission") on January 30, 2012. The registration statement offers the Guggenheim ABC High Dividend Strategy Portfolio, Series 9, Guggenheim BMAC Commodity Producers Strategy Portfolio, Series 9 and Guggenheim Global Telecom Strategy Portfolio, Series 9 (individually, a "Trust," and collectively, the "Trusts"). This letter serves to respond to your questions and comments concerning the Principal Investment Strategy, Security Selection and Hypothetical Performance Information sections of the registration statement.

GUGGENHEIM ABC HIGH DIVIDEND STRATEGY PORTFOLIO, SERIES 9
---------------------------------------------------------

PRINCIPAL INVESTMENT STRATEGY
-----------------------------

     1. THE FOURTH SENTENCE STATES THAT "THE STRATEGY SEEKS TO SELECT HIGH
YIELDING MATURE COMPANIES...." WHAT DOES THE WORD "MATURE" MEAN?

     Response: The word "mature" has been deleted.


SECURITY SELECTION
------------------

     2. INITIAL UNIVERSE - PLEASE CLARIFY WHAT "AUSTRALIA, BRAZIL OR CANADA DOMICILED COMPANIES" MEANS. FOR EXAMPLE, DOES THIS MEAN HEADQUARTERED, ORGANIZED, PLACE OF PRINCIPAL OPERATIONS, ETC?

     Response: The disclosure has been revised to state: "Start with an initial universe of securities that include all companies headquartered in Australia,
Brazil or Canada...."


     3. INITIAL UNIVERSE - IN THE FIRST BULLET POINT, PLEASE DISCLOSE WHERE A SECURITY MAY BE TRADED.

     Response: The disclosure has been revised to state: "Security must be a common share or depositary receipt on any global exchange."


     4. INITIAL UNIVERSE - IN THE THIRD BULLET POINT, PLEASE DISCLOSE WHEN THIS DETERMINATION IS MADE. IN ADDITION, PLEASE DISCLOSE WHAT CURRENCY EXCHANGE RATE IS APPLIED.

     Response: The disclosure has been revised to state: "Market capitalization greater than $200 million. Market capitalization is determined by the closing price as of the Security Selection Date. If the security is not U.S. dollar-denominated, the currency rate used for the security is the closing price provided by FactSet Research Systems, Inc., as supplied by WM/Reuters, as of 4 p.m. GMT."

     5. INITIAL UNIVERSE - PLEASE CLARIFY THE FOURTH BULLET POINT.

     Response: The disclosure has been revised to state: "Minimum liquidity of $1 million, however, U.S.-traded American Depositary Receipts ("ADRs") do not have to meet this liquidity minimum as long as the underlying foreign local shares do meet the minimum criteria. Liquidity is determined by the average 30 day trading volume in U.S. dollars and is calculated as the average of a 30 trading day look back from the Security Selection Date (i.e., trading volume in shares multiplied by the closing price for the day as provided by FactSet Research Systems, Inc., with currency exchange rates provided by WM/Reuters when share price is non-U.S. dollar-denominated."

     6. INITIAL UNIVERSE - IN THE FIFTH BULLET POINT, PLEASE DISCLOSE WHAT STANDARD IS BEING USED TO DETERMINE "THE MOST LIQUID SECURITY."

     Response: The second sentence has been revised to state: "Preference is given to a U.S.-traded ADR security, if available, or to the most liquid security, as determined by the above calculation,...."

     7 RANK ON FUNDAMENTALS - IN THE FIRST SENTENCE, PLEASE DISCLOSE WHAT SERVICE IS BEING USED TO DETERMINE A COMPANY'S SECTOR.

     Response: The first sentence has been revised to state: "Rank every company identified in the initial universe against other companies in the same sector, as defined by FactSet Industry Classification System,...."

     8. RANK ON FUNDAMENTALS - IN THE FIRST BULLET POINT, PLEASE DISCLOSE WHEN THIS DETERMINATION IS MADE.

     Response: This determination is made on the Security Selection Date using the most recently reported information. Because all three financial metrics are made in the same manner, the second sentence under "Rank of Fundamentals" has been revised to state: "Each ranking is determined as of the Security Selection Date using the most recently reported information and uses a scale of 1 through
10...."

     9. RANK ON FUNDAMENTALS - IN THE SECOND BULLET POINT, PLEASE DEFINE THE TERM "ENTERPRISE VALUE."

     Response: The disclosure has been revised by adding the following at the end of second bullet: "Enterprise value is determined by adding the equity market value as of the most recent closing price with the total outstanding long term and short term debt as determined by the most recently available balance sheet, and then subtracting any cash and short term investments as determined by the most recently available balance sheet."

     10. RANK ON FUNDAMENTALS - IN THE THIRD BULLET POINT, PLEASE DEFINE THE PHRASE "TRAILING YEAR-OVER-YEAR GROWTH."

     Response: The disclosure has been revised by adding the following at the end of third bullet: "Trailing year-over-year growth is the percentage change in sales per-share for the trailing 12 months versus the sales per-share from the prior 12 months. Sales per-share is the trailing 12 months of sales from most recent trailing quarterly or semi-annual filings divided by the end of period reported count of common shares outstanding used to calculate basic earnings per share."

     11. DEFINE SUB-UNIVERSE - PLEASE PROVIDE MORE DETAIL FOR THIS ENTIRE STEP, INCLUDING EACH BULLET POINT. IN PARTICULAR, PLEASE CLARIFY HOW THE SECURITIES ARE WEIGHTED AND HOW THE CLASSIFICATIONS WILL WORK.

     Response: The disclosure has been revised by adding the following paragraph at the end of second step: "Each financial metric will create a separate score so that every company will have three scores. These three scores are averaged together to create one composite score for a company. This composite score is used to rank the companies next step in order to determine the sub-universe of securities." In addition, the first sentence under "Define Sub-Universe" is revised to state: "Reduce the initial universe of securities to a sub-universe that meets the following requirements, with each requirement being applied independently to the initial universe from the other requirements in this step:." Furthermore, the first bullet is revised to state: "Exclude the lowest ranked 25% of securities from the initial universe determined...."

     12. DEFINE SUB-UNIVERSE - IN THE THIRD BULLET POINT, PLEASE BEGIN THE SENTENCE WITH "EXCLUDE ANY SECURITY THAT DOES NOT HAVE A." IN ADDITION, PLEASE DISCLOSE WHETHER THIS REQUIREMENT IS LIMITED TO A TRADING HISTORY ON A SINGLE EXCHANGE.

     Response: The disclosure has been revised to state: "Exclude any security that does not have a minimum one year of trading history for the company, as determined by the trading history on the exchange from which the security will be purchased or, for a ADR, by the trading history for the reference security on its local exchange."

     13. DEFINE SUB-UNIVERSE - IN THE FOURTH BULLET POINT, PLEASE DEFINE THE AUSTRALIAN AND CANADIAN EXCHANGES. IN ADDITION, PLEASE EXPLAIN WHY BRAZILIAN EXCHANGES WHERE LEFT OUT.

     Response: The disclosure has been revised to state: "...Australian (Australian Securities Exchange) or Canadian (Toronto Stock Exchange or TSX Venture Exchange) exchange." Brazilian exchanges were not included. In lieu of purchasing on a Brazillian exchange, Brazilian securities are purchased as American Depositary Receipts.

     14. DEFINE SUB-UNIVERSE - THE FIFTH BULLET POINT STATES: "EXCLUDE SECURITIES THAT HAVE PENDING CASH-ONLY MERGER AND ACQUISITION OR OTHER CORPORATE ACTION EVENTS WHICH WILL LEAD TO DELISTING THE SECURITY FROM THE QUALIFYING EXCHANGES ABOVE." PLEASE DISCLOSE HOW SUCH EVENTS WOULD BE DETERMINED.

     Response: The disclosure has been revised to state: "Exclude securities that have a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security from the qualifying exchanges above. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg and if the announced date falls before the Security Selection Date, an announcement of an agreement to be acquired in whole for cash or stock from an acquiring company or bankruptcy filing would be cause for exclusion."

     15. SELECTION - PLEASE ADD "10" AFTER "SELECT FROM THE SUB-UNIVERSE THE
TOP."

     Response: We believing adding "10" could cause confusing because a country may not have 10 securities that qualify (see the first bullet point). Instead, the first two sentences under "Selection" has been replaced with the following:
"Select from the sub-universe the thirty top dividend yielding securities, equally weighted as of the Security Selection Date, subject to the following portfolio limits:."

     16. SELECTION - IN THE FIRST SENTENCE, PLEASE CLARIFY WHAT "DOMICILED" MEANS. PLEASE SEE COMMENT 2.

     Response: The word "domiciled" is no longer in the first sentence. However, the first sentence in the first bullet point has been revised to state: "Ten securities of companies headquartered in each country."

     17. SELECTION - IN THIS SECTION, PLEASE ELABORATE ON HOW THE SUBSTITUTE SECURITIES WILL BE SELECTED OR WHAT HAPPENS WHEN LIMITS ARE REACHED.

     Response: The disclosure has been revised. The following has been added to the end of the first bullet: "If there is an odd number of substitute securities needed, then the highest yielding security will be chosen." In addition, the following was added after the bullet points: "Once an investment limitation has been reached, additional securities of that type will not be included in the trust and the next ranked security will be used."

HYPOTHETICAL PERFORMANCE INFORMATION
------------------------------------

     18. PLEASE ADD ADDITIONAL DISCLOSURE TO THE BEGINNING OF THIS SECTION TO FULLY AND CLEARLY STATE THAT THE HYPOTHETICAL STRATEGY RETURNS ARE NOT ACTUAL RETURNS OF THE TRUST AND ARE NOT GUARANTEED. FURTHERMORE, DISCLOSE THAT THE HYPOTHETICAL PERFORMANCE INFORMATION IS THE RETROACTIVE APPLICATION OF THE SECURITY SELECTION STRATEGY, WHICH WAS DESIGNED WITH THE FULL BENEFIT OF HINDSIGHT AND THE KNOWLEDGE OF ECONOMIC AND MARKET FACTORS THAT MAY HAVE POSITIVELY AFFECTED MARKET PERFORMANCE.

     Response: This section has been revised to include the requested disclosure.

     19. IN THE FOURTH BULLET POINT, PLEASE EXPLAIN WHY THE TRUST MAY NOT BE FULLY INVESTED AT ALL TIMES OR EQUALLY WEIGHTED IN ALL STOCKS ACCORDING TO THE TRUST'S SECURITY SELECTION STRATEGY AT ALL TIMES.

     Response: The disclosure has been revised so that the bullet point reads as follows: "The trust may not be fully invested at all times or weighted in all securities according to the Strategy at all times. This may happen because the trust may purchase additional securities to create units and such purchases may not exactly replicate the portfolio. In addition, the trust may sell securities to pay expenses, meet redemptions or to protect the trust and the sale of such securities may cause the trust to vary from the Strategy."

     20. WHERE APPROPRIATE, PLEASE ADD THE WORD "HYPOTHETICAL" TO THE PHRASE "TOTAL RETURN" WHEN REFERENCING THE RETURNS OF THE SECURITY SELECTION STRATEGY.

     Response: The disclosure has been revised. Other than as requested by comments 18 and 21, the "Hypothetical Performance Information" section has been revised to reflect comments given for Guggenheim Defined Portfolios, Series 863.

     21. PLEASE ADD A FOOTNOTE TO THE HYPOTHETICAL STRATEGY RETURN FIGURES PRESENTED IN THE "COMPARISON OF TOTAL RETURN" TABLE FOR THE YEARS 2004, 2007 AND 2009 STATING THAT THE HYPOTHETICAL RETURNS GENERATED IN THESE YEARS WERE EXCEPTIONAL IN COMPARISON TO THE BENCHMARK INDEX RETURNS. STATE THAT SUCH RETURNS ARE NOT EXPECTED TO BE REPEATED.

     Response: This disclosure has been added as requested.

     22. PLEASE ADD AN ADDITIONAL TABLE THAT SHOWS THE AVERAGE TOTAL RETURN FOR THE SELECTION STRATEGY AND THE CORRESPONDING INDEX FOR ONE, FIVE, AND TEN YEAR PERIODS.

     Response: An additional table has been added to the prospectus that shows the hypothetical average total return for the security selection strategy and the average total return for the corresponding index for the periods requested.

     23. PLEASE ADD DISCLOSURE STATING THAT THE MSCI WORLD EX-US INDEX IS UNMANAGED, NOT SUBJECT TO FEES AND NOT AVAILABLE FOR DIRECT INVESTMENT.

     Response: This disclosure has been added as requested.


GUGGENHEIM BMAC COMMODITY PRODUCERS STRATEGY PORTFOLIO, SERIES 9
----------------------------------------------------------------

     24. PLEASE APPLY THE COMMENTS TO THE GUGGENHEIM ABC HIGH DIVIDEND STRATEGY PORTFOLIO, SERIES 9 TO THIS TRUST, AS APPLICABLE.

     Response: This disclosure has been revised as requested.


SECURITY SELECTION
------------------

     25. INITIAL UNIVERSE - PLEASE DISCLOSE WHAT SERVICE IS USED TO DETERMINE WHETHER COMPANIES ARE IN THE MATERIALS OR ENERGY SECTORS.

     Response: The disclosure has been revised to state: "Start with an initil universe of securities that include all companies headquartered in Australia, Brazil, Canada or Mexico in the following FactSet Industry Classification System industries: steel, aluminum, precious metals, other metals/minerals, forest products, construction materials, oil & gas production, integrated oil, oil refining/marketing, coal, chemicals: major diversified, chemicals: specialty, chemicals: agricultural, agricultural commodities/milling, pulp & paper, containers/packaging, contract drilling, oilfield services/equipment and oil & gas pipelines, which meet the following criteria:."


     26. PLEASE ADD A FOOTNOTE TO THE HYPOTHETICAL STRATEGY RETURN FIGURES PRESENTED IN THE "COMPARISON OF TOTAL RETURN" TABLE FOR THE YEARS 2007 AND 2009 STATING THAT THE HYPOTHETICAL RETURNS GENERATED IN THESE YEARS WERE EXCEPTIONAL IN COMPARISON TO THE BENCHMARK INDEX RETURNS. STATE THAT SUCH RETURNS ARE NOT EXPECTED TO BE REPEATED.

     Response: This disclosure has been added as requested.


GUGGENHEIM GLOBAL TELECOM STRATEGY PORTFOLIO, SERIES 9
------------------------------------------------------

     24. PLEASE APPLY THE COMMENTS TO THE GUGGENHEIM ABC HIGH DIVIDEND STRATEGY PORTFOLIO, SERIES 9 TO THIS TRUST, AS APPLICABLE.

     Response: This disclosure has been revised as requested.


     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren